UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
__________________________
FORM 11-K
__________________________
FOR ANNUAL REPORTS OF EMPLOYEE STOCK
PURCHASE, SAVINGS AND SIMILAR PLANS
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2025
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from__________to __________
Commission file number 001-32195
__________________________
A.Full title of the plan and the address of the plan, if different from that of the issuer named below:
Genworth Financial, Inc. Retirement and Savings Plan
B.Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Genworth Financial, Inc.
11011 West Broad Street
Glen Allen, VA 23060

Genworth Financial, Inc. Retirement and Savings Plan

Report of Independent Registered Public Accounting Firm
To the Plan Participants and Plan Administrator
Genworth Financial, Inc. Retirement and Savings Plan:
Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of Genworth Financial, Inc. Retirement and Savings Plan (the Plan) as of December 31, 2025 and 2024, the related statement of changes in net assets available for benefits for the year ended December 31, 2025, and the related notes (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2025 and 2024, and the changes in net assets available for benefits for the year ended December 31, 2025, in conformity with U.S. generally accepted accounting principles.
Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Accompanying Supplemental Information
The Schedule H, line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2025 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.
/s/ KPMG LLP
We have served as the Plan’s auditor since 2006.
Philadelphia, Pennsylvania
June 18, 2026

Genworth Financial, Inc. Retirement and Savings Plan
Statements of Net Assets Available for Benefits
December 31, 2025 and 2024

	2025	2024
Assets:
Cash	$—	$2,113
Investments, at fair value:
Short-term investments	274,016	229,061
Mutual funds	75,177,993	62,798,457
Common/collective trust funds	946,506,097	843,621,099
Group variable annuity	22,223,077	22,582,827
Common stock of Genworth Financial, Inc.	8,816,197	7,991,695
Total investments	1,052,997,380	937,223,139
Receivables:
Notes receivable from participants	8,390,451	7,874,320
Accrued dividends and interest	423	154,663
Participant contribution receivable	—	58,845
Employer contribution receivable	11,391,587	10,289,972
Total receivables	19,782,461	18,377,800
Total assets	1,072,779,841	955,603,052
Liabilities:
Accrued participant expenses	154,407	75,700
Total liabilities	154,407	75,700
Net assets available for benefits	$1,072,625,434	$955,527,352
See Accompanying Notes to Financial Statements

Genworth Financial, Inc. Retirement and Savings Plan
Statement of Changes in Net Assets Available for Benefits
Year ended December 31, 2025

Additions to (reductions from) net assets attributed to:
Investment income:
Net appreciation in the fair value of investments	$143,328,864
Interest and dividends	6,456,657
Total investment income	149,785,521
Interest income from notes receivable from participants	766,222
Contributions:
Participants	31,436,860
Employer	27,130,767
Rollovers	4,441,493
Total contributions	63,009,120
Benefits paid to participants	(96,462,781)
Net increase in net assets	117,098,082
Net assets available for benefits at:
Beginning of the year	955,527,352
End of the year	$1,072,625,434
See Accompanying Notes to Financial Statements

Genworth Financial, Inc. Retirement and Savings Plan
Notes to Financial Statements
December 31, 2025 and 2024
(1)Description of the Plan
The following description of the Genworth Financial, Inc. Retirement and Savings Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.
(a)General
The Plan is a defined contribution plan. The Plan is intended to qualify under Section 401(a) of the Internal Revenue Code of 1986, as amended (the Code), and is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). Genworth Financial, Inc. (the Company or Genworth) is the Plan sponsor. The Company’s Board of Directors has appointed the Fiduciary & Investments Committee to be responsible for the general administration of the Plan.
The trustee and recordkeeper for the Plan are Fidelity Management Trust Company and Fidelity Workplace Services LLC, respectively. Prior to August 1, 2025, The Bank of New York Mellon served as trustee and Alight Solutions served as recordkeeper.
(b)Eligibility
All employees may participate in the Plan upon their date of employment. Those employees hired on a temporary basis may join the Plan once they perform at least 500 hours of service within a Plan year for two consecutive years.
(c)Contributions
Employee-directed 401(k) Savings: Subject to limitations imposed by law, participants may elect to contribute up to 50% of their eligible pay on a pre-tax and/or Roth basis. Eligible pay generally includes salary, overtime, first year commissions and bonuses. The maximum allowable aggregate (combined pre-tax and Roth) participant contribution under the Code was $23,500 and $23,000 per individual for 2025 and 2024, respectively. The Company makes matching contributions equal to 100% of the first 4% of eligible pay contributed by an eligible participant and 50% of the next 2% of eligible pay contributed by an eligible participant for such Plan year.
In addition, participants reaching age 50 by the end of the Plan year may elect to make catch-up contributions to the Plan on a pre-tax and/or Roth basis subject to Internal Revenue Service (IRS) limits. Effective in 2025, special increased catch-up contribution limits apply to participants ages 60 to 63 at the end of the Plan year in accordance with recent legislation. Effective in 2026, catch up contributions for plan participants 50 years of age or older making $150,000 or higher in salary must be made as after-tax Roth contributions.
The Plan has pre-tax automatic enrollment features with respect to newly hired or re-hired employees. If employees are eligible to participate, they are automatically enrolled in the Plan with pre-tax contributions being made at the rate of 3% of eligible pay the first 12-month period. As part of the automatic enrollment, participant contribution rates are automatically increased by 1% every 12 months until they reach 6% of eligible pay. Eligible participants may decline participation in the Plan, change the pre-tax contribution rate from 3% of eligible pay or modify the automatic rate escalation for both pre-tax and Roth contributions. Contributions based on automatic enrollment are invested in the BlackRock LifePath Index Fund associated with a participant’s anticipated retirement date, until the participant directs investment of the automatic deferrals into another investment option offered by the Plan.
Rollover contributions as shown in the accompanying statement of changes in net assets available for benefits represent account balances rolled over into the Plan by participants from other qualified plans.

Genworth Financial, Inc. Retirement and Savings Plan
Notes to Financial Statements
December 31, 2025 and 2024
Supplemental Contributions: The Company also makes additional annual supplemental, pre-tax contributions (referred to as “retirement account feature contributions” within the Plan) based upon each participant’s eligible pay. The annual supplemental contribution is 3% of eligible pay. Supplemental contributions are non-participant directed investments that are invested as directed by the Company (see note 4).
(d)Participant Accounts
Participants’ accounts are credited with their contributions, the Company’s matching contributions, and the earnings or losses based on their individual fund elections. Participants are also eligible for supplemental contributions that are funded by the Company and invested in an age-appropriate BlackRock LifePath Index Fund that is subject to market driven earnings or losses. Participants are entitled to the benefits that can be provided from their vested account.
(e)Vesting
Participants hired after December 31, 2010, and who have no recognized service with the Company before January 1, 2011, must attain two years of service to reach full vesting on Company matching contributions. Company supplemental contributions are fully vested after three years of service. Participants hired before January 1, 2011, or re-hired after December 31, 2010, with any recognized service before January 1, 2011, were immediately vested in their account balances excluding their supplemental contribution accounts.
(f)Forfeitures
Forfeitures, the non-vested portion of a participant’s account upon termination of employment, remain in the Plan and are used to reduce future employer contributions to the Plan. Forfeitures available to reduce future employer contributions as of December 31, 2025 and 2024 were $91,884 and $10,497, respectively, and forfeitures used to reduce employer contributions were $773,251 and $809,000 in 2025 and 2024, respectively.
(g)Investment Options
Participants are permitted to allocate their account balances, excluding supplemental contributions, to one or more investment options currently available under the Plan. The Fiduciary & Investments Committee determines the Plan’s investment offerings and generally monitors investment performance. Participants may change investment options for future contributions as frequently as daily, and subject to time constraints by certain investment managers, may initiate transfers among investments daily. Direct transfers from the T. Rowe Price Stable Value Common Trust Fund to the BlackRock Short-Term Investment Fund are not permitted. Instead, participants who wish to transfer from the T. Rowe Price Stable Value Common Trust Fund to the BlackRock Short-Term Investment Fund must first transfer to one of the other Plan investment options and remain in that option for 90 days before transferring into the BlackRock Short-Term Investment Fund.
The Genworth Common Stock Fund invests primarily in common stock of Genworth Financial, Inc. A small portion of the fund is held in cash or other short-term investments to provide liquidity. Within the Notes to Financial Statements and Supplemental Schedule I – Schedule H, Line 4i – Schedule of Assets (Held at End of Year), the assets of the fund are presented separately as common stock of Genworth Financial, Inc. and short-term investments.
Prior to January 2021, employees had the option of directing contributions or rebalancing assets to the Genworth Common Stock Fund. The Plan had contracted with Newport Trust Company (Newport) to act as an independent fiduciary and investment manager with respect to Genworth stock in the Plan. On January 8, 2021, Newport, acting in its capacity as an independent fiduciary, froze the Genworth Common Stock Fund indefinitely. However, participants may transfer assets out of the Genworth Common Stock Fund to other investments permitted by the Plan, but no participants, including those who are currently or were previously

Genworth Financial, Inc. Retirement and Savings Plan
Notes to Financial Statements
December 31, 2025 and 2024
invested in the Genworth Common Stock Fund, can make any additional investments or transfer amounts into the fund. Participants may also take a distribution if over age 59 1⁄2 or upon termination of employment.
(h)Notes Receivable from Participants
Participants may borrow from their Plan account a minimum of $500 (or $1,000, effective August 1, 2025, in the case of a primary residence loan) up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. There is a charge for each loan that is reflected as a reduction from the appropriate participant’s account. Loan transactions are treated as transfers between the respective investment fund(s) and the loan fund.
The period of repayment of any loan is determined by mutual agreement between the Plan administrator and the borrower, but such period may not exceed five years from the effective date of the loan (or 15 years, effective August 1, 2025, in the case of a primary residence loan). Loans are secured by the balance in the participant’s account and bear interest at an effective annual percentage rate that is 2% above the Reuters prime interest rate in effect as of the first business day of each calendar quarter before the loan was requested. Principal and interest are paid ratably through payroll deductions. Participant loans in default are recorded as deemed distributions based on the terms of the Plan document.
(i)Benefits Paid to Participants
(i)Withdrawals
Withdrawals for financial hardship are permitted (excluding supplemental contribution accounts) provided they are for a severe and immediate financial need, the distribution is necessary to satisfy that need, and effective August 1, 2025, no more than two such withdrawals are made each Plan year. In-service withdrawals are permitted, allowing participants who have reached age 59 1/2 or older to obtain withdrawals of their contribution and rollover accounts. Participants may also request a distribution of their rollover accounts at any time. Qualified reservist distributions are also permitted in accordance with the Code.
(ii)Payment of Benefits
Upon termination of service for any reason, participants (or designated beneficiaries) may elect to receive the vested interest in their accounts in a lump-sum amount, a partial lump-sum distribution, or installment payments. Upon termination, participants with assets in the group variable annuity investment option may elect to annuitize that portion of their account and begin receiving their guaranteed minimum income if they are age 55 or older. Alternatively, upon termination, participants with assets in the group variable annuity investment option may elect to receive the vested interest in their group variable annuity account in a lump-sum amount and forfeit the lifetime retirement income guarantee.
(2)Summary of Significant Accounting Policies
(a)Basis of Accounting
The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting.
(b)Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles (U.S. GAAP) requires management of the Plan to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes in net assets available for benefits and disclosure of related assets and liabilities. Actual results could differ from those estimates.
(c)Investment Valuation and Income Recognition
Investments are stated at fair value. The shares of registered investment companies (mutual funds) are valued at quoted market prices, which represent the net asset value (NAV) of shares held on the last day of the Plan

Genworth Financial, Inc. Retirement and Savings Plan
Notes to Financial Statements
December 31, 2025 and 2024
year. Investments in common/collective trust funds are valued at the NAV as determined using the estimated fair value of the assets and liabilities in the respective funds on the last day of the Plan year. The common stock of Genworth Financial, Inc. is traded on the New York Stock Exchange (NYSE) and is valued at the quoted market price on the last business day of the Plan year.
The ClearCourse® group variable annuity is valued daily by Genworth Life and Annuity Insurance Company (GLAIC) (see note 6), an indirect, wholly-owned subsidiary of the Plan sponsor, using the quoted market price of the underlying mutual fund (Vanguard Balanced Institutional Index Fund) less the applicable ClearCourse® asset charge.
The change in the difference between the fair value and the cost of the investments held at the beginning and end of each year, adjusted for realized gains and losses on investments sold during the year, is reflected in the statement of changes in net assets available for benefits as net appreciation or depreciation in the fair value of investments.
The cost of investments sold is determined based on average cost. Purchases and sales of investments are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.
(d)Fair Value Measurements
Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants on the measurement date.
Fair value measurements are based upon observable and unobservable inputs. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Company’s view of market assumptions in the absence of observable market information. The Plan utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. All assets carried at fair value are classified and disclosed in one of the following three categories:
•Level 1—Quoted prices for identical instruments in active markets.
•Level 2—Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations for which inputs are observable or where those significant value drivers are observable.
•Level 3—Instruments for which significant value drivers are unobservable.
Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as actively traded equity securities and actively traded mutual fund investments. Financial instruments in this category include short-term investments, mutual funds, the ClearCourse® group variable annuity and common stock of Genworth Financial, Inc.
Level 2 is comprised of investments in common/collective trust funds that are valued at NAV as determined using the estimated fair value of the assets and liabilities in the respective funds on the last day of the Plan year.
The Plan had no Level 3 assets as of December 31, 2025 or 2024.
As of each reporting period, all investments at fair value are classified in their entirety based upon the lowest level of input that is significant to the fair value measurement. The assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the asset, such as changes in fair value attributable to a particular input. The Plan reviews the fair value hierarchy classifications each reporting period. Changes in valuation techniques used to measure fair value are monitored at least annually by the Plan to determine if a change results in a measurement that is equally or more representative of fair value. Changes in valuation techniques or their application are accounted for as changes in accounting estimates.

Genworth Financial, Inc. Retirement and Savings Plan
Notes to Financial Statements
December 31, 2025 and 2024
(e)Notes Receivable from Participants
Notes receivable from participants equals the outstanding principal balance plus accrued interest. No allowance for credit losses has been recorded as of December 31, 2025 and 2024.
(f)Benefits
Benefit payments to participants are recorded when paid.
(g)Expenses
Substantially all expenses related to the administration of the Plan are paid by the Company, including trustee fees, record-keeping administrator fees and accountant and counsel expenses. Investment management fees and expenses attributable to an investment fund are offset against that fund’s earnings in the affected participant’s account. The Plan’s loan and qualified domestic relations order (QDRO) fees are paid from participants’ accounts. Participants paid $24,600 and $21,550 in 2025 and 2024, respectively, for loan and QDRO fees. A QDRO is a judgment or order that relates to the provision of child support, alimony payments, or marital property rights for the benefit of a spouse, former spouse, child, or other dependent of a participant. To be recognized as a QDRO, an order must be a domestic relations order.
(3)Investments, at Fair Value
Valuation Methodologies
The following is a description of the valuation techniques and inputs used to determine fair value by class of instrument.
Short-term investments: Short-term investments are classified as Level 1 and are valued at quoted prices for the identical instrument.
Mutual funds: Mutual funds are valued at NAV and traded on a market exchange, resulting in the funds being classified as Level 1. Each fund’s NAV is calculated as of the close of business of the NYSE and National Association of Securities Dealers Automated Quotations.
Common/collective trust funds: Common/collective trust funds are classified as Level 2 and are valued at NAV as determined by using estimated fair value of the underlying assets and liabilities held in the funds. Standard models are used to estimate the fair value of the underlying assets using observable market inputs.
Group variable annuity: The ClearCourse® group variable annuity is classified as Level 1 and valued daily by GLAIC using the quoted market price of the underlying mutual fund (Vanguard Balanced Institutional Index Fund) less the applicable ClearCourse® asset charge. See note 6 for additional information.
Common stock of Genworth Financial, Inc.: Common stock is classified as Level 1 and valued at the closing stock price reported in the active market in which the individual securities are traded.
The preceding methods described may produce fair value calculations that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan sponsor believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies and assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement as of the end of the reporting period.

Genworth Financial, Inc. Retirement and Savings Plan
Notes to Financial Statements
December 31, 2025 and 2024
The following tables set forth by level, within the fair value hierarchy, the Plan’s investments at fair value as of December 31:

	2025
	Total	Level 1	Level 2	Level 3
Investments:
Short-term investments	$274,016	$274,016	$—	$—
Mutual funds:
Bond funds	30,810,766	30,810,766	—	—
Balanced funds	44,367,227	44,367,227	—	—
Total mutual funds	75,177,993	75,177,993	—	—
Common/collective trust funds:
Money market funds	20,330,952	—	20,330,952	—
Stable value funds	21,673,330	—	21,673,330	—
Bond funds	8,368,049	—	8,368,049	—
Blend funds	332,321,164	—	332,321,164	—
Foreign blend funds	59,544,731	—	59,544,731	—
Target maturity funds	504,267,871	—	504,267,871	—
Total common/collective trust funds	946,506,097	—	946,506,097	—
Group variable annuity	22,223,077	22,223,077	—	—
Common stock of Genworth Financial, Inc.	8,816,197	8,816,197	—	—
Total investments	$1,052,997,380	$106,491,283	$946,506,097	$—

	2024
	Total	Level 1	Level 2	Level 3
Investments:
Short-term investments	$229,061	$229,061	$—	$—
Mutual funds:
Bond funds	22,894,014	22,894,014	—	—
Balanced funds	39,904,443	39,904,443	—	—
Total mutual funds	62,798,457	62,798,457	—	—
Common/collective trust funds:
Money market funds	18,905,292	—	18,905,292	—
Stable value funds	22,196,474	—	22,196,474	—
Bond funds	6,375,178	—	6,375,178	—
Blend funds	301,936,568	—	301,936,568	—
Foreign blend funds	40,045,845	—	40,045,845	—
Target maturity funds	454,161,742	—	454,161,742	—
Total common/collective trust funds	843,621,099	—	843,621,099	—
Group variable annuity	22,582,827	22,582,827	—	—
Common stock of Genworth Financial, Inc.	7,991,695	7,991,695	—	—
Total investments	$937,223,139	$93,602,040	$843,621,099	$—

Genworth Financial, Inc. Retirement and Savings Plan
Notes to Financial Statements
December 31, 2025 and 2024
(4)Non-Participant Directed Assets
Information about the net assets available for benefits and changes in net assets available for benefits relating to non-participant directed assets was as follows:

	As of December 31,
	2025	2024
Net assets available for benefits:
Common/collective trust funds	$218,067,092	$198,185,344
Employer supplemental contributions receivable	11,205,973	10,144,581
Net assets available for benefits	$229,273,065	$208,329,925

Year ended December 31, 2025
Changes in net assets available for benefits:
Net appreciation in fair value of common/collective trust funds	$29,223,437
Employer contributions	10,980,167
Benefits paid to participants	(19,260,464)
Net increase in net assets	$20,943,140
(5)Risks and Uncertainties
The Plan investment options include various investment securities, which in general are exposed to various risks, such as interest rate, credit and overall market volatility risk. It is reasonable to expect that changes in the value of investment securities will occur in the near term and that such changes could materially affect the account balances of the Plan participants.
The Plan’s exposure to a concentration of credit risk is limited by the diversification of investments across the participant-directed fund elections. Additionally, the investments within each participant-directed fund election are further diversified into varied financial instruments, except for the Genworth Common Stock Fund, which primarily invests in a single security. Investment decisions are made, and the resulting risks are borne, exclusively by the Plan participants who make such decisions.
The value, liquidity, and related income of the securities in which the Plan invests are sensitive to changes in economic conditions, including but not limited to, elevated inflation and interest rates, stagflation, changes in international trade policy, geopolitical tensions and war, energy prices, real estate values, delinquencies and/or defaults. Any of these economic conditions and/or a future recession could result in a significant decline in asset valuations, which may adversely impact the Plan’s net assets and changes in net assets available for benefits.
(6)Related-Party and Party-in-Interest Transactions
The ClearCourse® group variable annuity is only available to Plan participants that have maintained a balance in this fund since December 31, 2014. Each contribution into ClearCourse® provides a guaranteed amount of retirement income to the participant. GLAIC offers the guaranteed amount of retirement income provided by ClearCourse®. Fees paid by the participants to GLAIC for the Plan years ended December 31, 2025 and 2024 were approximately $210,873 and $205,000, respectively.
The Genworth Common Stock Fund, comprised primarily of shares of common stock issued by Genworth Financial, Inc., was available to Plan participants prior to January 2021. The Plan owned 976,323 and 1,143,304 shares of common stock of Genworth Financial, Inc. as of December 31, 2025 and 2024, respectively. As of December 31, 2025 and 2024, the shares had a cost basis of $4,374,856 and $5,111,512, respectively, and a fair value of $8,816,197 and $7,991,695, respectively. During the year ended December 31, 2025, 166,981 shares were sold at a total cost of $736,656.

Genworth Financial, Inc. Retirement and Savings Plan
Notes to Financial Statements
December 31, 2025 and 2024
As of December 31, 2025 and 2024, certain Plan investments were held by Fidelity Management Trust Company and The Bank of New York Mellon, respectively, the current and prior trustee, respectively. A trustee of the Plan is a party-in-interest.
(7)Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in the Company’s contributions.
(8)Federal Income Tax Status
The IRS has determined and informed the Company by a letter dated July 13, 2018, that the Plan and related trust are designed in accordance with applicable sections of the Code. The Plan has been amended since receiving the letter of determination; however, the Plan administrator believes that the Plan is currently designed and operated in compliance with the applicable requirements of the Code.
U.S. GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2025 and 2024, there were no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits of the Plan for any tax periods in progress. The Plan administrator believes it is no longer subject to federal or state tax examinations of the Plan for years prior to 2022.
(9)Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	As of December 31,
	2025	2024
Net assets available for plan benefits	$1,072,625,434	$955,527,352
Deemed loan activity	(114,144)	(75,623)
Net assets available for plan benefits per Form 5500	$1,072,511,290	$955,451,729

Year ended December 31, 2025
Net increase in net assets available for plan benefits	$117,098,082
Changes in deemed loan activity	(38,521)
Net gain per Form 5500	$117,059,561

Supplemental Schedule I
Genworth Financial, Inc. Retirement and Savings Plan
EIN: 80-0873306
Plan Number: 001
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2025

Identity of issue, borrower, lessor, or similar party	Description of investment including maturity date, number of shares or units, rate of interest, collateral and par or maturity value	Cost	Current value
Short-term investments:
*Fidelity Asset Management	Interest-bearing cash	$274,016	$274,016
Mutual funds:
Capital Research and Management Company	1,182,811 shares of American Balanced Fund	44,007,999	44,367,227
Dodge & Cox	2,395,860 shares of Dodge & Cox Income Fund	30,458,298	30,810,766
	Total mutual funds	74,466,297	75,177,993
Common/collective trust funds:
BlackRock Institutional Trust Company NA	8,215,288 units of BlackRock Equity Index	254,075,668	274,833,431
BlackRock Institutional Trust Company NA	4,710,723 units of BlackRock LifePath Index Retirement Fund	131,023,764	138,309,369
BlackRock Institutional Trust Company NA	2,497,754 units of BlackRock LifePath Index 2030 Fund	111,300,867	118,241,219
BlackRock Institutional Trust Company NA	3,177,744 units of BlackRock LifePath Index 2035 Fund	38,092,045	40,750,649
BlackRock Institutional Trust Company NA	1,317,124 units of BlackRock LifePath Index 2040 Fund	85,622,902	92,358,096
BlackRock Institutional Trust Company NA	1,474,729 units of BlackRock LifePath Index 2045 Fund	18,574,763	20,108,029
BlackRock Institutional Trust Company NA	1,388,138 units of BlackRock LifePath Index 2050 Fund	60,467,240	66,093,496
BlackRock Institutional Trust Company NA	650,617 units of BlackRock LifePath Index 2055 Fund	8,910,118	9,710,302
BlackRock Institutional Trust Company NA	663,837 units of BlackRock LifePath Index 2060 Fund	13,369,684	14,602,681
BlackRock Institutional Trust Company NA	229,840 units of BlackRock LifePath Index 2065 Fund	3,017,232	3,278,601
BlackRock Institutional Trust Company NA	67,704 units of BlackRock LifePath Index 2070 Fund	778,667	815,429
BlackRock Fund Advisors	20,330,952 shares of BlackRock Short-Term Investment Fund	20,330,952	20,330,952
State Street Global Advisors	725,134 shares of State Street US Bond Index Fund	8,142,454	8,368,049
State Street Global Advisors	2,769,692 shares of State Street Russell Small/Mid Cap Index Fund	53,993,154	57,487,733
BlackRock Fund Advisors	1,711,859 shares of BlackRock EAFE Equity Index Fund	22,425,176	24,618,188

Identity of issue, borrower, lessor, or similar party	Description of investment including maturity date, number of shares or units, rate of interest, collateral and par or maturity value	Cost	Current value
Acadian Asset Management	1,940,363 shares of Acadian All Country World Ex-US Equity Fund	33,786,054	34,926,543
T. Rowe Price Associates, Inc.	21,673,330 units of T. Rowe Price Stable Value Common Trust Fund	21,673,330	21,673,330
	Total common/collective trust funds	885,584,070	946,506,097
Group variable annuity:
*Genworth Life and Annuity Insurance Company	685,249 units of ClearCourse® Group Variable Annuity	20,978,367	22,223,077
Common stock:
*Genworth Financial, Inc.	976,323 shares of Genworth Financial, Inc. common stock	4,374,856	8,816,197
*Notes receivable from participants	1,113 loans to participants with interest rate of 5.25% to 10.5% and maturity dates through December 2040	—	8,276,307	**
		$985,677,606	$1,061,273,687
*Party-in-interest as defined by ERISA.
**Excludes deemed distributions of $114,144
See Accompanying Report of Independent Registered Public Accounting Firm

Exhibit Index

Exhibit Number	Description of Document

23	Consent of Independent Registered Public Accounting Firm

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Genworth Financial, Inc. Retirement and Savings Plan

Date: June 18, 2026	By:	/s/ Darren W. Woodell
Darren W. Woodell Vice President and Controller (Principal Accounting Officer) Genworth Financial, Inc.